Mail Stop 3561

March 31, 2010

VIA U.S. MAIL AND FACSIMILE

Dean Li
President and Chief Executive Officer
12/F, Block D, Chang An Guo Ji
No. 88 Nan Guan Zheng Street
Beilin District, Xi'An, Shaan' Xi Province
China - 710068

Re: China Media Inc.
Amendment No. 1 to the Registration Statement on Form S-1
Filed March 19, 2010
File No. 333-163969

Dear Mr. Li:

We have reviewed your response to our letter dated January 19, 2010 and have the following additional comments. Please note that page references refer to the marked version of your document filed on EDGAR.

Management's Discussion and Analysis of Financial Position and Results of Operations, page 29

1.   We note that you generated revenues in the three months ended December 31, 2009 by the sale of two films at historical cost. Please revise to disclose the reasons that the films were sold at historical cost.

Revenues, page 30

2.   Please revise to discuss the underlying reasons why your costs of revenues increased from the period ended June 30, 2008 to the period ended June 30, 2009, in light of your decreased revenues during this period.

3.   In this regard, please revise your liquidity discussion to provide an analysis of your statement that the increase in your operating expenditures was "primarily due to additional spending on film costs." To the extent you believe these increased expenditures represent a known trend, disclose and discuss.

4.   We note your response to prior comment 24. In your next amendment, please revise your liquidity section to provide updated disclosure as to the two outstanding loans.

Directors and Officers, page 34

5.   Please revise each of your director biographies to present the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director, as required by amended Item 401(e) of Regulation S-K, or advise.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (604) 632-1730
Chris Little, Esq.
Bacchus Law Corporation